January 19, 2011

Ms. Sonia Gupta Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:                             Station Casinos LLC (the “Company”)
Form 10 (the “Form 10”)
Filed November 12, 2010
File No. 000-54193

Dear Ms. Barros:

We have received and reviewed the comments in the letter of the United States Securities and Exchange Commission staff (the “Staff”) dated December 10, 2010.  The purpose of this letter is to provide our response to those comments.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response.  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Form 10.

General

1.                                      Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.  If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and understands that it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 once the Form 10 goes effective.  The Company will timely respond to the Staff’s comments until all of the Staff’s comments have been addressed.

2.                                      Please explain to us why you are filing this Form 10 at this time.

RESPONSE:

Our proposed gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission and other regulatory authorities.  The approval of the Nevada Gaming Commission is a condition to the consummation of the Restructuring Transactions.  At such time as the Form 10 becomes effective, the Company will be able to register as a publicly traded corporation with the Nevada Gaming Commission which will facilitate obtaining the approval of the Nevada Gaming Commission.

3.                                      We note that there are outstanding comments related to Station Casino, Inc’s Form 10-K for the fiscal year ended December 31, 2009.  Please note that we will not clear your Form 10 registration statement until these comments have been resolved.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment.  The Company will continue to respond to the Staff’s comments until all of the Staff’s comments have been addressed.

4.                                      We note your letter dated September 10, 2010 in which you agreed to include certain additional disclosures in Station Casino, Inc.’s Form 10-Q for the quarter ended September 30, 2010.  Please include these disclosures, as applicable, in any amendment to this Form 10.

RESPONSE:

In response to the Staff’s comment, we respectfully advise the Staff that we have included the additional disclosures in our Form 10-Q dated September 30, 2010 and that we have included such additional disclosure in Item 15 of Amendment No. 1 to the Form 10 (the “Amended Form 10”).

5.                                      Throughout the registration statement you refer to the issuance of various securities as part of the restructuring transactions described in the registration statement, including warrants, rights and beneficial ownership units.  Please provide us your analysis as to why you believe you do not need to register the issuance of these securities under the Securities Act of 1933.  Please tell us if you believe there is an applicable exemption from registration.

RESPONSE:

The Bankruptcy Court order confirming the Plan decreed that, pursuant to Section 1145 of the Bankruptcy Code, securities and interests issued on account or in exchange for (in whole or in part) claims against the Debtors or otherwise in conjunction with the Plan, including the Unsecured Creditor Warrants, are not required to be registered under the Securities Act of 1933.  Accordingly such issuances are exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 3(a)(7) thereof.  In addition to the exemption for the issuance of such securities under Section 3(a)(7) of the Securities Act of 1933, the issuance of the securities pursuant to the Rights Offering will be exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof and Section 506 of Regulation D promulgated under the Securities Act.

6.                                      We note that some of the terms and descriptions used in your disclosure may be unclear to investors.  For example only, please revise to explain what you mean by the following terms:

•                                          Backstop;

•                                          Class III gaming compact; and

•                                          Sale-leaseback agreement.

Please refer to Rule 421 of Regulation C.

RESPONSE:

Please see the revised disclosure on pages 5, 12-13, 57 and C-6 of the Amended Form 10.

Chapter 11 Reorganization, page 3

7.                                      Please include an organizational chart that depicts the ownership of the company and includes the substantial creditors of the company upon completion of the reorganization or explain to us why such information would not be appropriate.

RESPONSE:

Please see the revised disclosure on page 4 of the Amended Form 10.

8.                                      Refer to the first full paragraph on page 4.  Please tell us the basis for management’s belief that Nevada had one of the highest foreclosure and unemployment rates in the U.S.

RESPONSE:

According to CNN, Las Vegas had the most foreclosures of any city in the United States in 2009.  Additionally, according to RealtyTrac, which tracks foreclosures nationwide, Nevada continued to lead the nation in foreclosures in May 2010.

As of October 2010, Nevada had the highest unemployment rate in the nation at 14.2% according to the Bureau of Labor Statistics, and the Las Vegas metropolitan area’s unemployment rate as of October 2010 was 14.1%.  The nationwide unemployment rate as of October 2010 was 9%.

9.                                      Please identify the affiliates who joined STN in filing voluntary petitions under Chapter 11 of the Bankruptcy Code.

RESPONSE:

Please see the revised disclosure on page 4 of the Amended Form 10.

Restructuring Transactions, page 4

10.                               Please disclose the material terms of all the warrants to be issued, including provisions such as exercise price and term.  For example, please disclose the multiple that will be used to determine the exercise price of the warrants to be issued to the Mortgage Lenders and further describe the terms of the two classes and highlight the differences between the classes.

RESPONSE:

Please see the revised disclosure on pages 4-5, C-5 and C-6 of the Amended Form 10.

11.                               Please file the Asset Purchase Agreement dated June 7, 2010, the Propco Credit Agreement, the Opco Credit Agreement, the Restructured Land Loan and the warrants as exhibits to this registration statement.

RESPONSE:

The Propco Credit Agreement, the Opco Credit Agreement, the Restructured Land Loan and the warrants have not yet been executed and, while the material terms of such agreements have been determined, the documents are subject to continuing changes as they are finalized.  In addition, the Asset Purchase Agreement has not yet been assigned to the Company.  Once these agreements have been executed or assigned, as applicable, we intend to file an amendment to the Form 10 with these agreements included as exhibits or include them as exhibits to reports filed by the Company pursuant to Section 13 of the Exchange Act of 1934.

12.                               We note that the Mortgage Lenders will receive your non-voting units and are also affiliates of Fertitta Gaming.  Please identify the Mortgage Lenders.

RESPONSE:

Please be advised that the Mortgage Lenders receiving non-voting units are not affiliates of Fertitta Gaming.  We have, however, included revised disclosure on pages 3-4 and C-5 of the Amended Form 10 to identify the Mortgage Lenders.  In addition, please be advised that Fertitta Gaming LLC changed its name to Fertitta Entertainment LLC following the filing of the Form 10.  As such, the Amended Form 10 has been revised to reflect the correct name of this entity.

13.                               Please describe the “other potential transactions” you refer to on page 5 and disclose who consists of the “certain holders” that have committed to backstop the rights offering.

RESPONSE:

Please see the revised disclosure on pages 5 and C-6 of the Amended Form 10.

14.                               Please describe in more detail the material conditions that must be satisfied prior to the effective date.  For example, please briefly list the necessary documents and the regulatory approvals required.

RESPONSE:

Please see the revised disclosure on pages 5, C-6 and C-7 of the Amended Form 10.

Narrative Description of Business, page 6

Properties, page 7

15.                               We note the disclosure in footnote (4) that Station plans to reject the lease of the Wild Wild West Facility.  Since you do not expect to acquire this facility, please explain to us why you believe it is appropriate to include information about the facility as part of the Acquired Casinos or revise to remove it from your disclosure.

RESPONSE:

We are currently in negotiations regarding the terms of the Wild Wild West property with the goal of arriving on terms that are acceptable to the lessor and the Company, in which case we would acquire the Wild Wild West facility.  Because of this we have included the Wild Wild West facility in our disclosure and have updated the disclosure accordingly.

Expansion Strategy, page 10

16.                               We note that you refer to Station in this section.  Please clarify which of these potential expansion opportunities you plan to acquire after the Effective Date.  To the extent that you do not intend to acquire any of these potential expansions, please explain why such detailed disclosure is appropriate or revise to remove it from your registration statement.  For those expansion opportunities that you plan to acquire, please include the relevant material contracts that are in place as exhibits to the registration statement as required by Item 601 of Regulation S-K.

RESPONSE:

All of the expansion opportunities described under the heading “Expansion Strategy” on page 10 of the Amended Form 10 are expected to be acquired by the Company in connection with the consummation of the Plan.  To the extent that there are contracts relating to such opportunities that constitute material contracts within the meaning of Item 601 to Regulation S-K, we expect to file such contracts as exhibits to the Form 10 or to reports filed by the Company pursuant to Section 13 of the Exchange Act of 1934 following such time as such contracts are assigned to, or otherwise executed by, the Company.

Intellectual Property, page 14

17.                               Please discuss the duration and effect of the service marks, trademarks, patents and copyrights that you intend to acquire.  Refer to Item 101(c)(1)(iv) of Regulation S-K for guidance.

RESPONSE:

Please see the revised disclosure on pages 14-15 of the Amended Form 10.

Item 1A.  Risk Factors

18.                               We note that several risk factor subheadings merely state general facts about your business.  For example, we note the following subheadings:

•        “We are dependent upon the consummation of the Restructuring Transactions,” page 21;

•        “We may face potential successor liability for liabilities of Station not provided for in the Plan,” page 22;

•        “Factors affecting the economy may harm our operating results,” page 23;

•        “Certain construction risks may arise during the building of any new property,” page 24;

•        “We will be dependent on Fertitta Gaming…,” page 25;

•        “Union organization activity could significantly increase our labor costs,” page 26;

•        “Factors affecting tax laws could have an adverse effect on our business,” page 27; and

•        “We expect to have significant indebtedness…,” page 28.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk.  Potential investors should be able to read a subheading and understand the risk as it specifically applies to you.

RESPONSE:

Please see the revised subheadings of the risk factors in the Amended Form 10.

The bankruptcy filing has had a negative impact on Station’s image…, page 21

19.                               Each risk factor should present a single, discrete risk.  This risk factor discusses the risk of negative publicity resulting from the bankruptcy and the risk of substantial doubt as to Station’s ability to continue as a going concern, which is a separate and distinct risk.  Please revise to present each risk separately.

RESPONSE:

Please see the revised disclosure on page 21 of the Amended Form 10 which separates the two identified risk factors.

We have incurred operating loses in recent fiscal periods…, page 22

20.                               Please quantify the net losses experienced in the periods discussed in this risk factor.

RESPONSE:

Please see the revised disclosure on page 22 of the Amended Form 10.

We may face potential successor liability for liabilities of Station…, page 22

21.                               Please refer to the following statement: “Although we have no reason to believe that will become subject to liabilities of Station that are not provided for in the plan….”  This is mitigating language.  Generally, you should limit your Risk Factors section to an identification and brief description of each material risk.  You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus.  Please revise.

RESPONSE:

Please see the revised disclosure on page 22 of the Amended Form 10.

Recent instability in the financial markets may have an impact on our business…, page 23

22.                               Risk factors disclosure should be detailed enough so that investors can appreciate the potential magnitude of the risk presented.  Here, you state that recent difficulties in the financial and real estate markets have had an adverse affect on Station’s business.  Please expand this disclosure to discuss in detail the significant adversity to Station’s business that was caused by the recent turmoil and specifically highlight difficulties experienced by the properties you plan to acquire.

RESPONSE:

Please note that this risk factor has been removed from the Amended Form 10.

We will rely on key personnel…., page 26

23.                               Please indentify your key employees in this risk factor.

RESPONSE:

Please see the revised disclosure on page 25 of the Amended Form 10.

Conditions in the financial system and the capital and credit markets…, page 29

24.                               As currently drafted, this risk factor appears generic because the risk affects companies across industries.  Please revise to clarify in detail how this risk is specific to you or revise to remove the risk factor.

RESPONSE:

Please see the revised disclosure on page 29 of the Amended Form 10.

Our managers are likely to devote some of their time to other business…, page 31

25.                               We note your disclosure in this risk factor that managers are not required to devote their full time to your affairs.  Elsewhere in this document, such as the Business section, please elaborate on this disclosure.  For example, please clarify if any of your managers are currently involved in other businesses that are in direct competition with you.

RESPONSE:

Please see the revised disclosure on pages 21 and 31 of the Amended Form 10.

Item 2.  Financial Information, page 31

Station, page 38

Results of Operations, page 40

26.                               We note that for the most part, you indicate that the period-on-period changes presented in Station’s results of operation were caused by the general financial turmoil.  We further note, however, your disclosure on page 38, which states that operating results are dependent upon volume of customers and prices charged for non-gaming amenities, as well as other factors.  Please expand your period-on-period disclosure to more specifically describe the changes presented based on the operating measurements discussed in the “Overview.”

RESPONSE:

Please see the revised disclosure on page 38 of the Amended Form 10.

27.                               Please clarify if there are other operating measures that management uses when evaluating the results of operations.  For example, we note that Station’s casinos have both slot machines and gaming tables.  To the extent that management evaluates the revenues received from these products separately, please disclose as such and provide a breakdown of those revenues.

RESPONSE:

Please see the revised disclosure on page 42 of the Amended Form 10.

Off Balance Sheet Arrangements, page 53

28.                               We note your disclosure that as of December 31, 2009, Station had certain off-balance arrangements, including interest rate swaps, with a combined notional amount of $250 million.  Please clarify if you will acquire these off-balance sheet arrangements as part of the restructuring.  To the extent that you plan to acquire these arrangements, please expand your Quantitative and Qualitative Disclosures about Market Risk section on page 56 to discuss the market risk associated with these arrangements in greater detail.  Refer to Item 305 of Regulation S-K for guidance.

RESPONSE:

Please note that we will not assume Station’s off-balance sheet arrangements in connection with the restructuring.

Item 3. Properties, page 56

29.                               Please provide operating data for the portfolio of properties you intend to acquire.  For example, disclose occupancy rates, average daily rates (“ADR”) and revenue per available  room (“RevPAR”).  Refer to Item 15 of Form S-11 as a guide.

RESPONSE:

In response to the Staff’s comment, we respectfully advise the Staff that we have reviewed Item 15 of Form S-11 and do not believe that is applicable to the Company in this filing as the Company has furnished the information required by Item 102 of Regulation S-K under “Item 3. Properties” in the Form 10.

30.                               Please revise to disclose the date each property was built.  If the properties have been redeveloped since the initial construction completion, disclose the redevelopment date.

RESPONSE:

Please see the revised disclosure on pages 56-57 of the Amended Form 10.

31.                               We note your disclosure on page 57 that “Station also has acquired or is under contract to acquire…the land on which Wild Wild West is located.”  Please revise to clarify the status of this acquisition.

RESPONSE:

Please see the revised disclosure on page 57 of the Amended Form 10.

32.                               Please clarify if you plan to acquire the eight additional sites that Station currently owns or leases discussed on page 58.

RESPONSE:

Please be advised that we intend to acquire the eight additional sites discussed on page 55 of the Amended Form 10 that Station currently owns or leases.

Item 5.  Managers and Executive Officers, page 59

33.                               Please include the specific dates and positions for all of your management’s prior business experience.  Refer to Item 401(e)(1) of Regulation S-K for guidance.

RESPONSE:

Please see the revised disclosure on pages 59-61 of the Amended Form 10.

Item 6.  Executive Compensation, page 61

34.                               Please disclose whether or not you plan to provide compensation to your executive officers and, if so, briefly outline those compensation plans.

RESPONSE:

Executive officers that are employed by the Company will receive compensation from the Company.  Executive officers that are employed by the manager of the Company’s properties, Fertitta Entertainment LLC, will receive compensation from Fertitta Entertainment LLC.  The terms of such compensation have not yet been determined.

Item 7.  Certain Relationships and Related Transactions, and Manager Independence, page 62

35.                               Please identify all of the parties involved in the transactions disclosed in this section.  For example, please identify the Mortgage Lenders and the lessor(s) for the Boulder Station and Texas Station leases.  Please also clarify how these parties are related parties for purposes of Item 404 of Regulation S-K disclosure.

RESPONSE:

Please see the revised disclosure on page 62 of the Amended Form 10.

Manager Independence, page 62

36.                               We note that at least two members of the board of managers are expected to be independent.  Please identify the two members that are currently independent or clarify that none of the members are independent.

RESPONSE:

Please see the revised disclosure on pages 62-63 of the Amended Form 10.

Item 8. Legal Proceedings, page 63

37.                               Please clarify if there are any pending legal proceedings to which Station is a party that you will become subject to following the Effective Date.  To the extent that any of these legal proceedings are material, please provide the information required by Item 103 of Regulation S-K.

RESPONSE:

Please see the revised disclosure on page 63 of the Amended Form 10.

Exhibits

38.                               We note that none of Station’s lease agreements have been filed.  Please tell us why none of the noted agreements are material to your operations.  Please refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

These agreements have not yet been assumed by the Company and the Company is not otherwise party to such agreements at this time.  Once these agreements have been assumed in connection with the consummation of the Restructuring Transactions, we intend to file an amendment to the Form 10 with these agreements included as exhibits or include them as exhibits to reports filed by the Company pursuant to Section 13 of the Exchange Act of 1934.

39.                               Throughout the registration statement you refer to various agreements that will be entered into following consummation of the plan of reorganization, such as the Management Agreements, the Equityholders Agreement and the Operating Agreement.  Please include these agreements as exhibits to the registration statement or tell us why you believe they are not required to be filed.

RESPONSE:

These agreements have not yet been executed and, while the material terms of such agreements have been determined, the documents are subject to continuing changes as they are finalized.  Once these agreements have been executed, we intend to file an amendment to the Form 10 with these agreements included as exhibits or include them as exhibits to reports filed by the Company pursuant to Section 13 of the Exchange Act of 1934.

Notes to Condensed Consolidated Financial Statements, page A-4

Note 3.  Investments to Joint Ventures, page A-9

40.                               To the extent that you are required to provide additional financial support to your equity method investees, please disclose the terms of these obligations.  Please provide us with your proposed disclosure.

RESPONSE:

Please be advised that we are not required to provide additional financial support to our equity method investees.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page C-5

Note 3.  Pro Form Adjustments, page C-7

41.                               Please provide more detail to support your assumptions regarding the estimated outstanding balance of the Propco Revolver on the Effective Date as described in adjustment (a)(i).  Tell us how you determined that this adjustment is factually supportable.

RESPONSE:

We expect that borrowings under the Propco Revolver will be used to fund a portion of the $317 million (subject to adjustment) that will be paid to acquire the Opco Assets.  The Propco Revolver will provide that the maximum amount that may be borrowed on the Effective Date to fund the purchase of the Opco Assets will not exceed the sum of (x) the total proceeds received from equity contributions to the Company to fund the Opco Acquisition and (y) proceeds from the Rights Offering applied to fund the Opco Acquisition.  It is anticipated that equity contributions in an amount equal to $64.6 million and that proceeds from the Rights Offering in the amount of $11.4 million will be applied to fund the Opco Acquisition and that an amount equal to such contributions and proceeds will be drawn under the Propco Revolver.  Accordingly, we have assumed that the balance of the Propco Revolver will be $76.0 million on the Effective Date.

42.                               We refer to adjustment (a)(v) in which you disclose that the $39.3 million repayment from Gun Lake will be used to pay down the Opco Term Loan ($19.3 million) and for the Opco Acquisition ($20 million).  Please reconcile this to the disclosure on page 50 that states you used the entire $39.3 million to purchase DIP loans made by Past Enterprises.

RESPONSE:

The $39.3 million cash received in July 2010 by SC Michigan, a wholly-owned subsidiary of Station, was used to purchase debtor-in-possession loans made to Station by Past Enterprises, also a wholly-owned subsidiary of Station.  Since SC Michigan and Past Enterprises are both subsidiaries of Station, the cash remained at Station on a consolidated basis and therefore remains available to be used to pay down the Opco Term Loan at the Effective Date.

* * *

Attached is a statement from the Company acknowledging the items requested in your original letter.  If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (702) 495-4210.

Sincerely,

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President, Chief Accounting Officer & Treasurer

Attachments

cc:	Deborah J. Ruosch, Milbank Tweed Hadley & McCloy

The undersigned on behalf of Station Casinos LLC (the “Company”) acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President, Chief Accounting Officer & Treasurer